SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________________

Schedule TO

 (Amendment No. 3)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

________________________

FBR & CO.

(Name of Issuer)

________________________

FBR & CO. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30247C301

30247C202

30247C103

(CUSIP Number of Class of Securities)

Gavin A. Beske

Senior Vice President and General Counsel

1001 Nineteenth Street North

Arlington, VA  22209

(703) 312-9500

(Name, Address and Telephone Number of Person Authorized to Receive

 Notices and Communications on Behalf of Filing Persons)

________________________

Copy to:

Nicholas G. Demmo, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

Telephone:  (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,000,000.00	$1,909.60

*      Estimated solely for the purpose of determining the amount of the filing fee.  Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated assuming that 4 million outstanding shares of common stock, par value $0.001, are being purchased at the maximum possible tender offer price of $3.50 per share.

**    The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00013640.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1909.60

Form of Registration No.:  Schedule TO and Schedule TO-I/A

Filing Party:  FBR & Co.

Date Filed: November 5, 2012 and December 5, 2012

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by FBR & Co., a Virginia corporation (“FBR” or the “Company”), on November 5, 2012 and amended by Amendment No. 1 filed on November 16, 2012, and Amendment No. 2 filed on December 5, 2012 (as amended, the “Schedule TO”).  The Schedule TO relates to the tender offer by FBR to purchase up to 4 million shares of its common stock, $0.001 par value per share (the “shares”), or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share of not less than $3.25 and not more than $3.50, net to the seller in cash, without interest and subject to any applicable withholding taxes.  The Company’s offer was made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated November 5, 2012 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement to the Offer to Purchase, dated December 5, 2012 (the “Supplement to the Offer to Purchase” and, together with the Original Offer to Purchase, as may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the accompanying Amended Letter of Transmittal (as may be further amended or supplemented from time to time, the “Amended Letter of Transmittal”), which together constitute the “Tender Offer.”

All information in the Tender Offer, including all schedules and annexes thereto, that was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On December 19, 2012, FBR issued a press release announcing the preliminary results of the Tender Offer, which expired at 12:00 midnight, New York City time, on December 18, 2012. A copy of the press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

(a)(5)(iv)	Press Release, dated December 19, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBR & CO.

By:       /s/  Bradley J. Wright

Name:  Bradley J. Wright

Title:    Executive Vice President and Chief Financial Officer

Dated:  December 19, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated November 5, 2012.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated November 5, 2012.
(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated November 5, 2012.
(a)(1)(vi)***	Supplement to the Offer to Purchase, dated December 5, 2012.
(a)(1)(vii)***	Amended Letter of Transmittal.
(a)(1)(viii)***	Amended Notice of Guaranteed Delivery.
(a)(1)(ix)***	Amended letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 5, 2012.
(a)(1)(x)***	Amended letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated December 5, 2012.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press Release, dated November 5, 2012.
(a)(5)(ii)** (a)(5)(iii)*** (a)(5)(iv) (b)	Press Release, dated November 16, 2012. Press Release, dated December 5, 2012. Press Release, dated December 19, 2012. Not applicable.
(d)(1)(i)

Form of Amended and Restated Voting Agreement, dated as of May 20, 2009, between Friedman, Billings, Ramsey Group, Inc., FBR TRS Holdings, Inc., FBR Capital Markets Corporation, Forest Holdings LLC and Forest Holdings (ERISA) LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(ii)

2006 Long-Term Incentive Plan (as Amended and Restated Effective June 3, 2010) (incorporated by reference to Exhibit 10(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(iii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(iv)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(v)

Professional Services Agreement, dated as of July 20, 2006, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(vi)

Amendment No. 2 to Professional Services Agreement, dated June 14, 2010, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(vii)

Form of Subscription Agreement with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(viii)

2007 Employee Stock Purchase Plan, amended as of April 23, 2007 (incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed with the Commission on May 10, 2007).

(d)(1)(ix)

Description of the Registrant’s 2008 Incentive Compensation Program (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(x)

Retention Incentive Agreement, dated April 30, 2008, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xi)

Form of Amendment to Original 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xii)	Form of August 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(xiii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(xiv)

Retirement Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xv)

Director Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvi)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
(d)(1)(xvii)

RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xviii)

Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xix)

FBR Capital Markets Corporation 2010 Partner Leveraged Stock Purchase Program, as amended and restated (incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xx)	FBR & Co. Retention and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 14, 2012).
(d)(1)(xxi)

Form of RSU award agreement pursuant to the FBR & Co. Retention and Incentive Plan/2006 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on February 14, 2012).

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Schedule TO on November 5, 2012

** Previously filed with Amendment No. 1 on November 16, 2012

*** Previously filed with Amendment No. 2 on December 5, 2012

Exhibit (a)(5)(iv)

FBR & Co. Announces Preliminary Results of Self-Tender Offer

Arlington, Virginia — December 19, 2012 — FBR & Co. (Nasdaq: FBRC) today announced the preliminary results of its previously announced modified “Dutch auction” tender offer to purchase up to 4 million shares of its common stock at a price between $3.25 and $3.50, which expired at 12:00 midnight, New York City time, on Tuesday, December 18, 2012.  Based on a preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of 194,193 shares of FBR common stock were properly tendered and not withdrawn in the tender offer at a price of $3.50 per share (or by shareholders electing to tender at the ultimate purchase price determined under the tender offer terms), including 30,399 shares that were tendered through notice of guaranteed delivery.  Accordingly, based on the preliminary results, FBR expects to purchase 194,193 shares, for a total cost of $679,676, excluding fees and expenses relating to the tender offer.  These shares represent approximately 0.4% of the shares outstanding as of December 18, 2012.

The number of shares to be purchased and the price per share are preliminary.  The determination of the final number of shares to be purchased, the final price per share and the proration factor, if any, is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn.  The actual number of shares purchased, the final purchase price and the proration factor, if any, will be announced promptly following completion of the verification process.  Payment for the shares accepted for purchase, and return of all other shares tendered, will occur promptly after completion of the final purchase price and proration computations, if applicable.

FBR is authorized to repurchase additional shares of its common stock from time to time through open market purchases, at prevailing market prices or in privately negotiated or other transactions.  FBR’s share repurchase program may be modified or terminated by FBR’s board of directors at any time.  Pursuant to Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, any such additional repurchases by FBR of shares of its common stock shall not occur prior to January 4, 2013.

FBR Capital Markets & Co. served as the dealer manager for the tender offer and D.F. King & Co., Inc. is serving as the information agent.

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 659-6590 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.

CONTACT: FBR & Co.

Investor Contacts:

Bradley J. Wright

703-312-9678

bwright@fbr.com

or

Media Contacts:

Shannon Small

703-469-1190

media@fbr.com